SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              (Amendment No. _____)

                                 IMC Global Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    449669100
--------------------------------------------------------------------------------
                                 (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                                Page 1 of 5 Pages

CUSIP NO. 449669100                  13G                Page  2  of  5  Pages
          ---------                                          ---    ---


--------------------------------------------------------------------------------
1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David J. Greene and Company, LLC
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group*
                                                                   (a) [ ]
                                                                   (b) [X]
--------------------------------------------------------------------------------
3    SEC Use Only


--------------------------------------------------------------------------------
4    Citizenship or Place of Organization

     New York
--------------------------------------------------------------------------------
  Number of                   5    Sole Voting Power

   Shares                          102,051 shares
                         -------------------------------------------------------
Beneficially                  6    Shared Voting Power

  Owned By                         1,091,259 shares
                         -------------------------------------------------------
   Each                       7    Sole Dispositive Power

 Reporting                         102,051 shares
                         -------------------------------------------------------
  Person                      8    Shared Dispositive Power

   With                            1,737,637 shares
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned By Each Reporting Person

     1,839,688 shares
--------------------------------------------------------------------------------
10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

                                                                       [ ]
--------------------------------------------------------------------------------
11   Percent of Class Represented By Amount in Row 9

     2.00%
--------------------------------------------------------------------------------
12   Type of Reporting Person*

     Broker-dealer/Investment Adviser/Other (BD/IA/OO)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

David J. Greene and Company, LLC                                       3 of 5


The filing of this  statement  shall not be construed as an admission that David
J. Greene and Company, LLC is the beneficial owner of the securities covered by such statement.


Item 1    (a)       Name of Issuer.
                    ---------------

                    IMC Global Inc.


Item 1.   (b)       Address of Issuer's Principal Executive Offices.
                    ------------------------------------------------

                    2100 Sanders Road
                    Northbrook, IL 60062


Item 2.   (a)       Name of Person Filing.
                    ----------------------

                    David J. Greene and Company, LLC. David J. Greene and Company has previously filed a Schedule 13G with respect to the Common Stock, $.01 par value, (the "Freeport Common Stock") of Freeport McMoran Inc. On December 23, 1997, each share of Freeport Common Stock was converted into 0.90 shares of Common Stock of IMC Global Inc. On January 2, 1998 David J. Greene and Company was converted to David J. Greene and Company, LLC.


Item 2.   (b)       Address of Principal Business Office.
                    -------------------------------------

                    599 Lexington Avenue, New York, NY  10022


Item 2.   (c)       Place of Organization.
                    ----------------------

                    New York


Item 2.   (d)       Title of Class of Securities.
                    -----------------------------

                    Common Stock, $1.00 Par Value


Item 2.   (e)       CUSIP Number.
                    -------------

                    449669100


Item 3.   (a)       David J. Greene and Company, LLC is a broker-dealer
                    registered under Section 15 of the Act.

          (b) David J. Greene and Company, LLC is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.


Item 4.   Ownership.
          ----------

          (a)       Amount Beneficially Owned:  1,839,688 shares

David J. Greene and Company, LLC                                  4 of 5


          (b)       Percent of Class:  2.00%

          (c)       Number of shares as to which such person has:

                    (i)  Sole power to vote:                    102,051 shares

                   (ii)  Shared power to vote:                1,091,259 shares

                  (iii)  Sole power to dispose of or to
                         direct the disposition of:             102,051 shares

                   (iv)  Shared power to dispose or to
                         direct the disposition of:           1,737,637 shares


Item 5.   Ownership of Five Percent or Less of a Class.
          ---------------------------------------------

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
          ----------------------------------------------------------------

          Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.
          ------------------------------------------------------------------

          Not applicable.


Item 8.   Identification and Classification of Members of the Group.
          ----------------------------------------------------------

          Not applicable.


Item 9.   Notice of Dissolution of Group.
          -------------------------------

          Not applicable.

David J. Greene and Company, LLC                                       5 of 5


Item 10.  Certification.
          --------------

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        Date:  February 12, 1998



                                        Signature:     /s/ E. Stephen Walsh
                                                       --------------------

                                        Name/Title:    E. Stephen Walsh
                                                       Principal and Chief
                                                       Administrative Officer